Filed by First Union Real Estate Equity and Mortgage Investments,
                                                           Gotham Partners, L.P.
                                                      Gotham Golf Partners, L.P.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

        Subject Company: First Union Real Estate Equity and Mortgage Investments
                                                   Commission File No. 001-06249


                                     * * * *

THIS FILING ON FORM 425 SUPERCEDES ALL PRIOR FORMS 425 FILED BY OR ON BEHALF OF THE ABOVE-REFERENCED FILERS ON FEBRUARY 14, 2002. THE FOLLOWING IS A JOINT PRESS RELEASE ISSUED BY FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS, GOTHAM PARTNERS, L.P. AND GOTHAM GOLF PARTNERS, L.P. ON FEBRUARY 14, 2002:

                                     * * * *



                                                                   PRESS RELEASE

               FIRST UNION REAL ESTATE TO MERGE WITH GOTHAM GOLF;
     FIRST UNION ALSO ANNOUNCES QUARTERLY DIVIDEND OF $0.10 PER COMMON SHARE

      New York, New York, February 14, 2002 -- First Union Real Estate Equity and Mortgage Investments (NYSE: FUR) (the "Company" or "First Union") and Gotham Partners, L.P. ("Gotham") jointly announced today that they have signed a definitive merger agreement, wherein the Company agreed to merge with and into Gotham Golf Corp. ("Gotham Golf"). Under the agreement, First Union's common shareholders will receive either $2.55 per share in cash (less dividends to be received prior to the closing) or $2.20 per share in cash (less dividends to be received prior to the closing) and a pro-rata share of a note backed by real estate assets. In addition, First Union announced today that it will resume paying a quarterly dividend of $0.10 on each of its common shares. The next dividend will be payable on April 30, 2002 to shareholders of record on March 31, 2002.

      Under the merger agreement:

   o The Company will merge with and into Gotham Golf, a new corporation formed by Gotham Golf Partners, L.P. ("GGP"), which is a full-service, owner-operator of 25 golf courses primarily in the Mid-Atlantic states. As part of the transaction, Gotham and its controlled affiliates will contribute their interests in GGP to Gotham Golf, in exchange for stock of Gotham Golf. As a result, Gotham Golf will own 92.5% of the equity interests in GGP, and management of GGP will own limited partnership interests representing the remaining 7.5% of the equity interests in GGP, all of which interests will be convertible into common stock of GGC.

   o In connection with the transaction, the Company's common shareholders will receive for each of their shares: (1) $2.20 in cash, subject to a penny-for-penny reduction for dividends paid on the common shares between now and the effective time of the merger, including the $0.10 dividend announced today; (2) a choice of an additional $0.35 in cash (for a total of $2.55 per share) or approximately 1/174th of a debt instrument (the "Note") indirectly secured by the Company's principal real estate assets; and (3) three-fiftieths (3/50ths) of a subscription right, with each right exercisable to purchase shares of Gotham Golf at $20.00 per share, for up to an aggregate of approximately $41 million of common stock of Gotham Golf. Gotham has agreed to be a standby purchaser of $10 million of Gotham Golf common stock at the rights-offering price. Based on the Company's 34.8 million shares outstanding, if shareholders elect to receive the $2.55 per share all cash alternative, the total value of the transaction will be approximately $88.7 million.

   o In the event that the transaction is not completed by August 31, 2002 because Gotham, GGP or Gotham Golf fail to comply with their obligations under the merger agreement (unless such noncompliance is primarily due to the failure of the Company), the aggregate cash consideration of $2.55 per share will be increased thereafter by 6% per annum.

   o Each Note will have a face amount of $100, which is approximately $0.575 per share, and will bear interest at 11% per annum on its face amount. As a result, shareholders who elect to keep the Note rather than the $0.35 cash alternative will in effect be paying approximately 60.9% of the face amount of the Note. The Notes will mature on May 31, 2010 concurrently with the underlying loans that secure the Notes.

   o The Notes will be secured by a pledge of two loans: (1) an approximate $3.5 million first leasehold mortgage on the Circle Tower office building in Indianapolis, Indiana and (2) an approximate $16.5 million mezzanine loan on the Park Plaza mall in Little Rock, Arkansas. Both loans will bear interest at 11% payable in cash semi-annually in arrears. The Circle Tower loan will require that all cash flow generated by Circle Tower after interest expense and capital expenditures be used to amortize the loan. The Park Plaza mezzanine loan will be interest-only and provide for additional interest at maturity such that the lender receives a 16% internal rate of return on its investment in the mezzanine loan assuming the loan was purchased at par. The sum of the payments required to be made on the two loans will equal the payments of principal, interest and other amounts, if any, required to be made on the Notes, so that holders of Notes will receive a pass-through of the economic attributes of the two underlying loans.

   o Shareholders who elect to receive their proportionate share of Notes in the transaction will have the opportunity to observe the trading prices of the Notes (assuming a public market develops for the Notes) before deciding whether to keep them. To keep the Notes, shareholders must make an affirmative election no later than the 80th day after the original issuance of the Notes. Shareholders who do not elect to retain their Notes by the 80th day will receive $0.35 in cash for each approximate 1/174th of a redeemed Note (i.e., they will receive the original issuance price). Gotham has agreed to purchase from the issuer any redeemed Notes for the same redemption price paid by the issuer to shareholders.


   o Shareholders who elect to receive their pro-rata share of Notes at the time of the closing of the transaction will be able to oversubscribe for any unsubscribed Notes. Shareholders who elect to subscribe for their pro-rata share of Gotham Golf stock will also have the right to purchase any unsubscribed shares of Gotham Golf.

   o Preferred shareholders of First Union will receive preferred shares of Gotham Golf, as provided for in the Certificate of Designations for the preferred shares of First Union. The existing 8.875% unsecured notes will remain outstanding according to their terms and will become obligations of Gotham Golf after the closing of the transaction.

   o The merger is subject to certain customary closing conditions, including approval by First Union's common shareholders and receipt of certain third-party consents.

     Proxies for approximately 21.3% of First Union common shares have been obtained from First Union board members and affiliated shareholders under their control.

   o The Note issuance is subject to certain conditions, including receipt of a consent from the lender holding the first mortgage on Park Plaza and receipt of a "no downgrade" confirmation from the rating agencies that originally rated the certificates backed by the Park Plaza first mortgage. The Park Plaza mezzanine loan has been structured in a manner that is intended to satisfy the requirements of the Park Plaza first mortgage, which explicitly contemplates mezzanine financing, but there is no assurance that the consent of the first mortgage lender or the "no downgrade" confirmation from the rating agencies will be obtained.

   o If the Note issuance does not occur, all common shareholders will receive $2.55 per share, less dividends to be received prior to closing.

   o In addition to the reduction of the cash consideration for dividends paid on the Company common shares prior to the Closing, the merger consideration is subject to further reduction in the event of certain breaches of the Company's representations and warranties and certain transaction expenses.

      The Company and Gotham previously executed a letter of intent on September 21, 2001 with respect to a proposed transaction pursuant to which the Company's common shareholders could have received $2.70 per share. Subsequent to the execution of this letter of intent, the parties renegotiated the terms of the transaction due to a substantial reduction in value of the Company's investment in HQ Global Holdings, Inc. ("HQ"). The Company reduced the value of its HQ investment from approximately $8.8 million to $4.4 million on its September 30, 2001 balance sheet and, as of December 31, 2001, has reduced the value of its investment to zero.

      The Company's approval of the merger agreement was based on the recommendation of a Special Committee of independent trustees of the Company's Board of Trustees. The Special Committee concluded that the transaction was in the best interests of the Company and the Company's common shareholders (other than Gotham and its affiliates), to the extent that such shareholders elect to receive $2.55 per share in cash in the merger. The Board of Trustees of the Company, with Mr. Ackman absent, unanimously voted in favor of the transaction. The Special Committee was advised by Libra Securities, LLC and Duff & Phelps, LLC, and Gotham and its affiliates were advised by Mercury Partners.

      GGP was founded in 1996 with the acquisition of its first golf course. Today, GGP owns and operates 25 courses, with 21 clustered within 250-miles of its headquarters in Hershey, PA. The Company primarily operates moderately priced daily-fee golf courses.



                                      * * * *

      These materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on First Union management's, Gotham's and GGP's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed First Union/Gotham Golf business combination.

      The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that breaches of certain of the Company's representations and warranties or covenants will reduce the cash consideration payable to common shareholders in the merger or preclude consummation of the proposed transaction; costs related to the proposed transaction; failure of the First Union shareholders to approve the merger; and other economic, business, competitive and/or regulatory factors affecting First Union's and GGP's businesses generally, including, without limitation, in the case of First Union, those risks identified in First Union's annual report on Form 10-K, for the year ended December 31, 2000, as amended, and the proxy statement filed with the SEC on February 10, 2001, and in the case of GGP, risks associated with governmental regulation (including, among others, environmental regulations and potential associated liabilities), general or local economic conditions, a decrease in the number of people playing golf, adverse weather conditions (including, among others, drought or shortage of water), financial leverage, increased competition, seasonality, uninsured losses, real estate investments generally (including, among others, the illiquidity of real estate investments, the possibility that golf courses and associated properties will generate revenues or yield returns lower than those anticipated) and the risk that golf courses and associated properties will not generate income sufficient to meet expenses including, among others, lease obligations and existing capital requirements and planned capital expenditures. First Union, Gotham and GGP are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

      THIS PRESS RELEASE IS QUALIFIED IN ITS ENTIRETY BY THE TERMS SET FORTH IN THE DEFINITIVE MERGER AGREEMENT. INVESTORS AND SECURITY HOLDERS SHOULD READ THE DEFINITIVE MERGER AGREEMENT AND THE FORM 8-K FILED CONTEMPORANEOUSLY WITH THIS PRESS RELEASE TO APPRISE THEMSELVES OF THE PROPOSED TRANSACTION. IN ADDITION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by First Union, Gotham, GGP and Gotham Golf. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by First Union, Gotham, GGP and Gotham Golf with the Securities and Exchange Commission at the Commission's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from First Union. READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE PROPOSED TRANSACTION.

      First Union, Gotham, GGP and Gotham Golf, their respective trustees, directors, partners, executive officers and certain other related persons and employees may be soliciting proxies or deemed to be soliciting from First Union shareholders in favor of the proposed transaction. Such persons may include the following: Talton R. Embry, Jeffrey B. Citrin, Bruce R. Berkowitz, Daniel J. Altobello, Anne N. Zahner, William A. Ackman, David P. Berkowitz, Gregory S. Lyss, Michael S. Weiss, R. D. Mays, John Caporaletti, Stephen J. Garchik and William F. Leahy.

      Collectively, as of February 12, 2002, the trustees and executive officers of First Union may be deemed to beneficially own approximately 31% of the outstanding common shares of First Union. They have the sole right to vote 21.3% of the outstanding common shares of First Union. Collectively as of such date, Gotham and its affiliates may be deemed to beneficially own approximately 16.8% of the outstanding common shares of First Union common stock. Shareholders of First Union may obtain additional information regarding the interests of the participants and additional information by reading the proxy statement/prospectus when it becomes available.